Prenetics’ IM8 Announces Two-Time Golden Globe-Nominated Actress and Producer Lily Collins as IM8 Global Ambassador and Shareholder in Multi-Year Partnership
— Lily is IM8’s first Global Ambassador from film and television, extending a roster built in elite sport into global entertainment and culture
— Lily brings a following of more than 33 million across social platforms and an engagement rate of approximately 5.9%, several times the benchmark for accounts of comparable scale
— Partnership lands as Prenetics raises FY 2026 revenue guidance to $220+ million; Initiates FY 2027 revenue guidance of $400+ million
— Joins an equity-aligned roster of David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty and Inter Miami CF
NEW YORK, N.Y. – Aug 20th 2026 (GLOBE NEWSWIRE) — Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), the parent company of IM8, the premium health and longevity brand co-founded with David Beckham, today announced a multi-year global partnership with two-time Golden Globe-nominated actress and producer Lily Collins, star and executive producer of Netflix’s Emily in Paris. Collins becomes a Global Ambassador of IM8 and a shareholder in Prenetics, demonstrating her long-term conviction in the brand and the Company. She is the first IM8 ambassador from the worlds of film and television, expanding a roster that has, until now, been rooted in elite sport and wellness.

The partnership formalizes an authentic relationship with the brand that began when Collins was introduced to IM8 Daily Ultimate Essentials by her physician while filming in late 2025. She quickly incorporated it into her daily routine, drawn to its simplicity and comprehensive approach. With a daily sachet designed to replace a cabinet full of supplements, IM8 offers a streamlined solution that fits seamlessly into her demanding schedule.

Lily Collins said “I started taking IM8 while I was filming in England. I felt a difference right away and within weeks, noticed that my energy became steadier through the day. It really helps my immune system hold up across back-to-back travel and long production schedules and has completely replaced the entirety of the supplements I usually take. When the conversation about partnering with the brand happened, it felt like an exciting and natural fit. I’m honored to join the IM8 family."

David Beckham, Co-Founder of IM8, said: “Lily’s relationship with IM8 started in the most authentic way — by using it every day. That means a lot to us, and I’m proud to welcome her to the family.”

Danny Yeung, Co-Founder and CEO of Prenetics and IM8, said: “Lily found IM8 on her own, with no contract and no campaign attached, and she had been taking it daily for months before we ever spoke. She is also our first ambassador from film and television, and that was deliberate — the athletes validated the product, and Lily takes it into wider culture. And she is a shareholder, not a spokesperson — every ambassador we bring in owns a piece of this company, because conviction should cost something.”

WHY THIS PARTNERSHIP MATTERS

Collins brings significant global reach and strategic relevance, connecting with more than 33 million people across social platforms, including more than 28 million on Instagram, where she ranks among the most-followed British women in the world. That audience is engaged rather than passive: her posts average approximately 640,000 likes, and her engagement rate of roughly 5.9% runs several times the 1–2% typical of accounts at comparable scale. As the star and executive producer of one of Netflix’s most-watched comedy series worldwide — a title that reached the platform’s Top 10 in 91 countries and ranked No. 1 in 24 markets on its most recent season, she reaches a multigenerational, female audience and remains firmly part of the cultural zeitgeist, an important priority for the brand’s next phase of growth.  Her perspective as a working mother managing a demanding production schedule also positions IM8 naturally within the daily-routine conversation the brand is building toward. The partnership therefore represents a deliberate expansion of the IM8 family beyond elite sports like Football, Basketball, Tennis, Formula 1 and wellness media, and into global culture and entertainment.  It also gives IM8 its most direct route yet to the female consumer, a priority segment for the brand’s next phase of growth.

THE PARTNERSHIP

Collins will appear across IM8's global marketing, brand campaigns, content, and product initiatives. She joins a roster that includes co-founder David Beckham, two-time NBA MVP Giannis Antetokounmpo, World No. 1 tennis player Aryna Sabalenka, Formula 1 driver Ollie Bearman, author and podcast host Jay Shetty, and Inter Miami CF, and, like every ambassador before her, she takes equity in Prenetics as part of the partnership. Collins is IM8’s first ambassador drawn from film and television, and the first whose primary audience is female.

DAILY ULTIMATE ESSENTIALS AND BUSINESS MOMENTUM

IM8 Daily Ultimate Essentials is the brand's flagship: a single daily sachet delivering 90 science-backed ingredients engineered to replace 16 supplements in one daily drink. Since launching in December 2024, IM8 has delivered more than 57 million servings, currently ships ~200,000 servings a day, and receives an order every 27 seconds. The brand now ships to 46 countries, with 54% of revenue generated outside the United States. IM8's product pipeline continues to expand, with IM8 Hydration launching in Q4 2026 and a premium gummies line to follow in the first half of 2027. Driven by the explosive growth of IM8, Prenetics has raised its full-year 2026 revenue guidance to $220–$230 million and initiated guidance of $400 million or more in full-year 2027 revenue. The Company achieved positive consolidated Adjusted Free Cash Flow in July 2026 and expects to remain consolidated Adjusted Free Cash Flow positive for the full third quarter of 2026 and beyond.

PRESS KIT

Photography, video assets and brand materials for this announcement are available here: www.im8health.com/press

ABOUT LILY COLLINS

Lily Collins is a two-time Golden Globe-nominated actress, producer and New York Times bestselling author. She currently stars as Emily Cooper in and executive produces Netflix’s Emily in Paris, one of the platform’s most-watched comedy series worldwide, now in production on its sixth and final season. Her film work includes Rules Don’t Apply, for which she received a Golden Globe nomination, as well as Mank, To the Bone, Tolkien, Extremely Wicked, Shockingly Evil and Vile, Okja and Love, Rosie. She will next be seen in the Amazon MGM Studios comedy Close Personal Friends. As a producer, Collins is a partner in Case Study Films alongside Charlie McDowell and Alex Orlovsky. Through the company, she is set to star in and co-produce Amazon MGM Studios’ upcoming feature adaptation of Polly Pocket, in collaboration with Mattel and Hello Sunshine.  Collins is also set to portray Audrey Hepburn in an upcoming feature exploring Hepburn’s journey to bring the 1961 classic Breakfast at Tiffany’s to life. The film is being developed by Imagine Entertainment in partnership with Case Study Films and Scott LaStaiti.
ABOUT PRENETICS

Prenetics Global Limited (NASDAQ: PRE) (the “Company”) is a leading consumer health company on a mission to advance human health and longevity. Its flagship brand, IM8, co-founded with David Beckham, is redefining premium daily nutrition through science-backed formulations — anchored by Daily Ultimate Essentials, a 90-ingredient daily nutrition system that is NSF Certified for Sport and clinically studied. IM8 is the fastest-growing premium supplement brand ever recorded, reaching approximately $251 million in annualized revenue run-rate within 20 months of launch, shipping to 46 countries, and delivering well over 200,000 servings daily. IM8's ambassador and equity-partner roster includes David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, and Inter Miami CF. Learn more at prenetics.com and im8health.com.

ABOUT IM8

IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials Pro, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

CONTACTS

Investor Relations: ir@prenetics.com
Media: press@prenetics.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this press release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

NON-IFRS FINANCIAL MEASURES

Adjusted Free Cash Flow, a non-IFRS measure, is defined as net cash from operating activities plus net fundings under the General Catalyst Customer Value Fund facility. Other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS Accounting Standards.